Exhibit 99.5

SHAREHOLDERS FOR INTELLIPHARMACEUTICS INTERNATIONAL INC.

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Intellipharmaceutics International Inc. (the “Company”) has decided to use the notice-and-access model for delivery of meeting materials to shareholders in connection with the Company’s annual and special meeting of shareholders to be held on April 19, 2016 (the “Meeting”). Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company’s Meeting. However, instead of a paper copy of the Notice of Annual and Special Meeting and Management Proxy Circular and the Annual Financial Statements (the “Meeting Materials”), shareholders will receive the notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN: Tuesday, April 19, 2016 at 10:30 a.m. (EST)

WHERE: National Club, 303 Bay Street, Toronto, Ontario

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AS DESCRIBED IN THE “PARTICULARS OF MATTERS TO BE ACTED ON” SECTION OF THE MANAGEMENT PROXY CIRCULAR FOR THE MEETING:

1.	To elect (6) directors;

2.	To appoint the auditor and to authorize the directors to fix the auditor’s remuneration; and

3.	To approve the two-year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the Meeting Materials.

OTHER BUSINESS:

Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Solicitation of Proxies” section of the Management Proxy Circular for the Meeting.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.
WEBSITE WHERE MEETING MATERIALS ARE POSTED:

Electronic copies of the Meeting Materials relating to the Meeting may be found at and downloaded from http://www.sedar.com or http://www.intellipharmaceutics.com/proxy.cfm.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS:

Registered and beneficial shareholders may request paper copies of the Meeting Materials to be sent to them by postal delivery at no cost to them. Should you wish to receive paper copies of the Meeting Materials relating to the Meeting, or have any questions, please contact us at 1-800-275-0139 or investors@intellipharmaceutics.com at least five business days in advance of the proxy deposit date for the Meeting, such requested materials will be sent within three business days after receiving the request. After the date of the Meeting, the documents will remain available at the website listed above for a period of one year.

VOTING:

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

SCAN COPY BY EMAIL:	proxy@canstockta.com
FACSIMILE:	416-368-2502; 1-866-781-3111
MAIL:	return your signed proxy by mail using the enclosed business reply envelope
Secretary of Intellipharmaceutics International Inc.
c/o CST Trust Company
P.O. Box 721
Agincourt, ON M1S 0A1
Attn: Proxy Dept.

Beneficial shareholders are asked to return their voting instructions as indicated on their voting instruction form (VIF). Votes must be received no later than 10:30 a.m. (EST), April 18th, 2016 at the offices of the Company’s Transfer Agent.